                                                                EXHIBIT 18



                                May 27, 1998


Mr. Tom Munro
Donnelley Enterprise Solutions Inc.
161 N. Clark Street
24th Floor
Chicago, IL  60601

Dear Tom:

         Reference is made to the Tax Allocation and Indemnification Agreement (the "Agreement") dated as of October 25, 1996, between R.R. Donnelley & Sons Company, a Delaware corporation ("RRD"), and Donnelley Enterprise Solutions Incorporated, a Delaware corporation (the "Company"). This letter is intended to document the procedures employed by RRD and the Company in settling certain tax benefits and liabilities under the Agreement. Except as otherwise indicated, all capitalized terms used herein have the same meaning as set forth in the Agreement.

         This letter deals solely with the tax deduction for earn-out payments made in October, 1996 under the terms of the Merger Agreement (the "Merger Agreement") between Lan Systems, Inc., Donnelley DBS, Inc. and RRD dated as of May 29, 1995. Earn-out payments of $8.7 million due under the Merger Agreement were deducted by the Company on its U.S. Corporate Income Tax return for the period ending October 31, 1996, which deduction resulted in a tax benefit to RRD in RRD's consolidated U.S. Corporate Income Tax return for calendar 1996. Approximately 26.2% of the $8.7 million earn-out payment (or $2,282,500) was made to employee non-shareholders of Lan Systems; the remaining payments were made to employee shareholders. All employees, whether or not they were shareholders, were issued Form 1099-MISC reporting these payments as "other income". The Company deducted the payment of $8.7 million on its tax return, and RRD received the benefit of this deduction. The Company treated the entire deduction of $8.7 million as a "Schedule M" adjustment under which taxable income was different than book income for the year of payment. RRD has estimated that the deduction for the 26.2% of the earn-out payment made to employee non-shareholders has a high probability of being successfully defended on audit by the IRS. RRD has estimated a lower probability of success for the balance of the deduction of the earn-out payment.

Mr. Tom Munro
May 27, 1998
Page


         RRD's traditional practice for allocating tax benefits and liabilities among its consolidated subsidiaries would have provided a payment to the Company for the losses it contributed to the RRD consolidated tax return. RRD and the Company agreed to utilize this traditional practice in determining the amounts owed from one party to another under the Agreement. As an interim settlement of the 1996 tax return, RRD and the Company agreed in December, 1997 that RRD would pay the Company for 26.2% of the benefit generated by the earn-out deduction at a 41.5% tax rate ($947,237.50). No cash payment was made from RRD to the Company; instead, the Company received the benefit of a credit of $947,237.50 in settling intercompany liabilities between RRD and the Company. The balance of the benefit of the deduction has been retained by RRD pending conclusion of the IRS audit of the 1996 consolidated tax return. When the tax treatment of this issue has been concluded with the IRS, a final allocation settlement with the Company will be made. If the IRS allows a deduction for the earn-out payment in excess of the 26.2% previously paid to the Company, then RRD will pay the Company the tax benefit associated with the deduction less the benefits previously paid. If the IRS allows an earn-out deduction less than the 26.2% previously paid to DESI, then the Company will refund to RRD the proportionate tax benefit previously paid to DESI and subsequently disallowed. Each of these payments and refunds will be computed under the terms of the Agreement.


         Signed


         /s/ Thomas A. Munro                   /s/ Cheryl A. Francis
         --------------------------            ---------------------------
         DESI                                  RRD
         Vice President & CFO                  Executive Vice President & CFO